Exhibit 1

Fir Tree Partners

FIR TREE PARTNERS COMMENTS ON SHERWOOD ANNOUNCEMENT RELATED TO

CHINACAST EDUCATION CORPORATION

NEW YORK (January 9, 2012) – Fir Tree Partners, a major shareholder of ChinaCast Education Corporation (Nasdaq GS: CAST, the “Company”), today issued the following statement in response to a press release issued by Ned Sherwood, dated January 9, 2012, which asserted that if Mr. Sherwood is elected to the Company’s Board of Directors, he will not serve as Fir Tree’s designee to the Board of Directors:

“Fir Tree Partners believes the announcement by Ned Sherwood removes any question that in the event Mr. Sherwood is elected to the Board, Fir Tree would have the right under our agreement with the Company to designate a director other than Mr. Sherwood, and that the Company would have the obligation to cause our designee to be elected or appointed to the Board. When Fir Tree originally put forth Mr. Sherwood as our designee to the Board, we believed that his presence on the Board would be highly beneficial and would add an important voice to the Company. We continue to believe that is the case, and we respect his decision to run for election to the Company’s Board on his own and not as Fir Tree’s designee.”

Pursuant to the Letter Agreement, dated June 27, 2008, between the Company, Fir Tree Value Mast Fund, L.P. and Fir Tree Capital Opportunity Master Fund, L.P. (together with Fir Tree Inc., “Fir Tree”), Fir Tree has the right to designate one (or more if the size of the Board of Directors of the Company is increased to eight or more members) individual to be elected or appointed to the Company’s Board of Directors, subject to the terms set forth in such Letter Agreement.

About Fir Tree Partners

Fir Tree Partners, founded in 1994 and located in New York, NY (HQ) and Miami, FL, is a private investment firm, which manages approximately $7 billion of assets on behalf of leading endowments, foundations, public and private pension funds and other institutional and private investors. Fir Tree invests worldwide in public and private companies and real estate across a wide variety of sectors and securities.

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For More Information Contact:

Scott Tagliarino or Katrina Allen

ASC Advisors LLC

(203) 992-1230